Issuer Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration No. 333-176775

May 9, 2014

Inland Real Estate INCOME Trust, Inc.

On May 8, 2014, National Real Estate Investor, an online industry publication, published an article regarding big-box retailing, the full text of which is reproduced below, after asking for and obtaining an interview with JoAnn McGuinness, one of our directors and our president and chief operating officer.

National Real Estate Investor is wholly unaffiliated with the Company, and neither the Company, nor its sponsor, Inland Real Estate Investment Corporation (“IREIC”), nor any of their affiliates, has made any payment or given any consideration to National Real Estate Investor in connection with the article below or any other matter published by National Real Estate Investor concerning the Company or any of its affiliates.

The Company has filed with the Securities and Exchange Commission a registration statement on Form S-11 (File No. 333-176775) (as amended from time to time, the “Registration Statement”) and a related prospectus (as supplemented from time to time, the “Prospectus”). The statements in the article attributed to or derived from Ms. McGuinness were not intended to qualify any of the information, including the risks factors, set forth in the Registration Statement or the Prospectus or the other documents incorporated by reference into the Registration Statement. You should consider statements in the article or contained herein only after carefully evaluating all of the information in the Registration Statement, the Prospectus and the documents incorporated by reference into the Registration Statement, including the risks factors described or incorporated by reference therein.

Statements in the article that are not attributed directly to Ms. McGuinness represent the author’s or others’ opinions, and are not endorsed or adopted by the Company. These statements should not be considered in deciding whether to invest in the Company’s common stock.

Full Text of National Real Estate Investor Article

Big-Box Sector Shows Big Improvement

May 8, 2014 Jennifer Duell Popovec

Oh, what a difference a few years make, at least when it comes to big-box retailing. Due to the recession and a dearth of financing for troubled retailers, empty big boxes were a significant problem for landlords five years ago. That’s certainly not the case today. High quality big-box space has been backfilled, either by bringing in new retailers or repurposing the boxes, and demand for big boxes is currently so strong that even vacancies in less desirable centers are filling up.

“It’s been tough to do deals the past several years,” says JoAnn McGuinness, CEO of Inland Investment Real Estate Services Group, a retail property owner and investor. “Big-box retailers were reluctant to expand. From 2008 to 2010, we got a lot of phone calls about downsizing and closing stores. But over the last 12 to 18 months, we’ve started to hear the word ‘expansion.’ And it’s really ramped up over the past three to six months.”

Existing big-box chains have been slowly filling up available locations in existing shopping centers, notes John Bemis, executive vice president and retail market lead for the southeast region with commercial real estate services firm JLL. “Demand is outpacing supply, and I think retailers would open more stores if there were more opportunities,” he says. “But development is limited.”

“We spoke to a national shoe retailer not that long ago,” McGuinness notes, “and [the executives] said that [they] wanted to open 80 stores next year, but that will probably only open 60 because [the chain] won’t be able to find the locations.”

Clean bill of health

By and large, big-box retailers remaining in the market today are in good shape financially and are expanding.

“The last several years have cleansed the sector of weak [big-box] performers,” McGuinness says. “The smart ones figured out a way to survive during the recession, and now they’re thriving.”

Retail sales per capita now measure 10 percent higher than during the pre-recession peak, and retailer corporate profits advanced to a record high last year, according to Marcus & Millichap’s National Retail Overview report.

“Growth in retail sales, relative to the pace of job growth and net absorption trends, has trended well-above the historical norm throughout the recovery,” the report says.

Joe Tichar, senior vice president of corporate operations with shopping center REIT DDR, says big-box retailers are healthier than chains in other retail segments.

“The retail categories that are winning market share are in the junior anchor and anchor categories,” he points out, adding that the big-box space in DDR’s 116-million-sq.-ft. portfolio is the “most well leased and most desirable”.

DDR’s portfolio is 95.1 percent leased overall, and the big-box portion is 98 percent leased. “In our portfolio, big box retailers continue be very aggressive,” Tichar says, noting that discounters such as TJX Cos. and specialty grocers are growing rapidly.

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Strong demand

Demand for big-box space is stronger today than it’s been in at least seven years, according to industry experts. Construction in the shopping center space is minimal, and new power centers are even more scarce. In the first quarter of this year, there were 1.7 million sq. ft. of new power center space under construction, according to the CoStar Group, a Washington, D.C.-based research firm. The figure represents a dramatic decrease from 22.7 million sq. ft. of new power centers that were under construction in the first quarter of 2006. Across the country, there are several major markets where demand is outpacing supply, creating a landlord’s market.

“Most of the demand—the velocity—is coming from junior boxes rather than the really big users,” notes Bill Rose, vice president and national director of Marcus & Millichap's national retail group. “It’s the sub-50,000-sq.-ft. tenant where were see most of the push.”

For example, Whole Foods has 107 stores in its development pipeline, and the chain expects to cross the 500-store mark in 2017. In the longer term, it sees demand for 1,200 stores in the U.S. alone. Likewise, Wal-Mart Stores plans to open between 270 and 300 small format units this year. In addition, Ross and ULTA plan to open 100 stores, TJX will launch 125 stores, and Dick’s Sporting Goods and Bed, Bath & Beyond expects to expand by at least 50 stores.

Industry experts point out that power center anchors continue to absorb space faster than anchors at other retail property types. As of the first quarter 2014, the vacancy rate for power centers was 5.1 percent, according to CoStar. During the same period last year, the vacancy rate was 5.3 percent.

The power center vacancy rate reached a peak of 7.9 percent in the fourth quarter of 2009, which is also when rents peaked at $18.89 per sq. ft. Today, rents at power centers average $16.85 per sq. ft., according to CoStar.

McGuinness has noted a vast difference in the way big-box retailers approach leasing.

“Over the past couple of years, as the big-box leases came up [for renewal], retailers came to us and tried to renegotiate the terms, threatening to not exercise the option if we didn’t negotiate. Over the past 12 months, we’ve pushed back and said ‘no,’ and retailers are exercising their options. They know they don’t have a lot of other options and as landlords we are in a better position to re-lease the space if the tenant did leave.”

Backfilling the vacancies

It’s taken a while for the market to absorb excess big-box space. McGuinness attributes the slow pace to unfortunate market timing.

“On [a] national level there was a lot of space that got added back to the market due to big box [retailers] that filed for bankruptcy and that happened at the front end of the recession,” she points out. “At the same time, retailers started to get spooked, and that’s why it took so long for that space to be filled.”

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In addition, she points out that big-box retailers had to move past their preference for “perfect” first-generation space.

“With the new supply that came onto the market since 2005, retailers didn’t feel pressured to take space that wasn’t exactly their format. But there’s been so little development in open-air centers, retailers now have to be willing to look at an existing big box and visualize their format. They can’t have that inflexible mentality if they want to continue to expand.”

Bemis notes the vast majority of the big boxes that were dumped on the market were quality locations. “If you have a good quality location, backfilling a big box with retailers that are expanding is not as difficult as you might think,” he says. “In highly desirable locations and major metro areas, ownership has the advantage. Four years ago, retailers had the advantage.”

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